Mail Stop 4561

November 9, 2007

Kenneth Klein
Chairman of the Board, President & CEO
Wind River Systems, Inc.
500 Wind River Way
Alameda, CA 94501

      Re: Wind River Systems Inc.
             Form 10-K for the Fiscal Year Ended January 31, 2007
             Filed on May 1, 2007
             File No. 001-33061

Dear Mr. Klein:

We have reviewed your response to our letter dated October 18, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Operations, page 59

1.   We note your response to our prior comment 1 where you indicate that the Company uses a methodology consistent with what is often used in practice to determine VSOE of fair value for your professional services in order to determine the amount to be allocated between product and services for your SOP 81-1 contracts. With regards to your allocation methodology, tell us what you mean by "market rate per hour." Does this represent the Company's hourly rate charged for other professional services or does this represent an industry average market rate? If the former is the case, then describe in greater detail, how you establish

VSOE for your professional services. Explain why the rates for other professional services are similar to the rates that would be charged when the services result in significant modification or customization to the software. Tell us the duration of these services in both man hours and days and the nature of the employee performing the service (i.e. technician, software engineer). That is, compare the nature and the activities performed for each type of service that distinguishes them such that one results in significant modification or customization. Explain why you believe the rates used are a proper surrogate for services when the services are not the same due to their complexity and duration. If the Company is using an industry average market rate, then similarly explain why you believe it is appropriate to use such rates in determining the allocation of contract revenue for income statement presentation purposes. We note your statement that the Company considers whether the rate per hour is comparable to other stand-alone service transactions based on the nature of the service and the use of the best estimate approach.   Explain further what you factors you considered when making this determination and tell us what you mean by the "use of best estimate approach."

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief